Morphic Holding, Inc.
35 Gatehouse Drive, A2
Waltham, Massachusetts 02451
August 11, 2021
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Deanna Virginio

Re:	Morphic Holding, Inc. Registration Statement on Form S-3 filed on August 4, 2021 (File No. 333-258435)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Morphic Holding, Inc. (the “Company”) hereby requests to withdraw from registration the Registration Statement on Form S-3 (File No. 333-258435), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 4, 2021, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.
The Registration Statement is being withdrawn due to an error in the filing process which prevented the Registration Statement from being filed as an “automatic shelf registration statement” and tagged accordingly as an “S-3ASR.” The Registration Statement was not declared effective by the Commission, and no securities of the Company were offered or sold pursuant to the Registration Statement.
The Company intends to file a properly-coded automatic shelf registration statement, on Form S-3ASR, promptly following the filing of this withdrawal request.
Please provide a copy of the order granting withdrawal of the Registration Statement to Robert A. Freedman of Fenwick & West LLP, the Company’s counsel, via email at rfreedman@fenwick.com. If you have any questions regarding this request for withdrawal, please contact Mr. Freedman at (650) 335-7292.

Sincerely,

MORPHIC HOLDING, INC.

By:	/s/ Marc Schegerin
Name:	Marc Schegerin
Title:	Chief Financial Officer and Chief Operating Officer